

Mail Stop 7010

August 14, 2006

Ken Cai
Chief Executive Officer
Aquasol EnviroTech Ltd.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada V6E 2E9

Re: Aquasol EnviroTech Ltd.
Amendment No. 2 to Registration Statement on Form 20-F
Filed July 24, 2006
File No. 1-32617

Dear Mr. Cai:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover of Form 20-F

1. We note your response to prior comment 4. Please indicate by check mark on page 2 of the front cover of the Form 20-F that the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

The officers and directors of our Company . . ., page 9

2. We note your response to prior comment 5. Please revise the last sentence in the penultimate paragraph to state that the companies referred to above have "<u>no</u>" operations, etc.

Item 4.B. Business Overview, page 11

3. We reissue prior comment 6. It is still difficult to understand your description because you use a significant amount of technical jargon that is difficult to understand. Please revise this section to discuss your anticipated business more clearly.

Corporate Strategy, page 15

4. We note your response to prior comment 8. Please revise paragraph (1) under your short term corporate objective to explain in a non-technical manner what you mean by confirming design parameters of the Bio Trap system for manufacturing.

Research and Development, page 18

5. We reissue prior comment 9. Please revise your description of the Bio Trap system in Squamish in a clear and understandable manner, since the last two paragraphs in this section contain excessive technical jargon.

Financial Statements – March 31, 2006

Item 15. Controls and Procedures, page 43

6. Please update your controls and procedures to disclose whether your disclosure controls and procedures were effective as of March 31, 2006. Please also update your disclosure to indicate whether there were any changes in your internal control over financial reporting during period ended March 31, 2006, that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Exhibits 12 and 13

7. Please file the required Section 906 certifications under Exhibit 13 in addition to the required Section 302 certifications you are filing under Exhibit 12. Please ensure that all certifications are currently dated upon filing as well.

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gary S. Joiner, Esq.
        Frascona, Joiner, Goodman and Greenstein PC
        4750 Table Mesa Drive
        Boulder, CO 80305-5575